J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Evercore Group, L.L.C.
55 East 52nd Street
New York, New York 10055

William Blair & Company, L.L.C.
150 North Riverside Plaza
Chicago, Illinois 60606

July 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trean Insurance Group, Inc.
Registration Statement on Form S-1 (File No. 333- 239291)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Trean Insurance Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 15, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that no copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from July 9, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
	Name:	Drummond S. Rice
	Title:	Executive Director

EVERCORE GROUP, L.L.C.

By:	/s/ Will Forbes
	Name:	Will Forbes
	Title:	Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Managing Director
	Name:	Michael Gebo
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]